SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13G
(Rule 13d-102)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO 13d-2
(Amendment No. 1)*
CREDIT SUISSE GROUP AG
(Name of Issuer)
Shares par value CHF 0.04 per share
(Title of Class of Securities)
2254011081
(CUSIP Number)
December 31, 2008
(Date of Event Which Requires Filing this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☑ Rule 13d-1(c)
☐ Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
1 This Schedule 13G reports shares of the Issuer held by the Reporting Persons. The CUSIP number reported is for the American Depository Shares representing such shares.

Item 1(a). Name of Issuer
Item 1(b). Address of Issuer’s Principal Executive Offices
Item 2(a). Name of Person Filing
Item 2(b). Address of Principal Business Office or, if none, Residence
Item 2(c). Citizenship
Item 2(d). Title of Class of Securities
Item 2(e). CUSIP Number
Item 3. If this statement is filed pursuant to §§ 240.13d—1(b) or 240.13d—2(b) or (c), check whether the person filing is a
Item 4. Ownership
Item 5. Ownership of Five Percent or Less of a Class
Item 6. Ownership of More than Five Percent on Behalf of Another Person
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Item 8. Identification and Classification of Members of the Group
Item 9. Notice of Dissolution of Group
Item 10. Certifications
SIGNATURE
INDEX TO EXHIBITS
EX-99.A: ITEM 7 INFORMATION

CUSIP No.	225401108	13G	Page	2	of	8 Pages

1	NAMES OF REPORTING PERSONS Qatar Investment Authority

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Qatar

	5	SOLE VOTING POWER

NUMBER OF		107,829,542

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		107,829,542

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	107,829,542 (See Item 4)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	9.7%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

Page 2 of 8 Pages

Item 1(a). Name of Issuer:
Credit Suisse Group AG
Item 1(b). Address of Issuer’s Principal Executive Offices:
Paradeplatz 8
P.O. Box 1
CH 8070 Zurich
Switzerland
Item 2(a). Name of Person Filing:
Qatar Investment Authority
Item 2(b). Address of Principal Business Office or, if none, Residence:
Qatar Investment Authority
Qtel Tower West Bay
Doha
Qatar
Item 2(c). Citizenship:
Qatar
Item 2(d). Title of Class of Securities:
Shares par value CHF 0.04 per share
Item 2(e). CUSIP Number:
225401108

Item 3.	If this statement is filed pursuant to §§ 240.13d—1(b) or 240.13d—2(b) or (c), check whether the person filing is a:
Not applicable. This Schedule 13G is filed pursuant to Rule 13d-1(c) under the Securities Exchange Act of 1934 (the “Exchange Act”).
Item 4. Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)	Amount beneficially owned: 107,829,542

(b)	Percent of class: 9.7%

Page 3 of 8 Pages

(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote 107,829,542

(ii)	Shared power to vote or to direct the vote 0

(iii)	Sole power to dispose or to direct the disposition of 107,829,542

(iv)	Shared power to dispose or to direct the disposition of 0
The number of shares beneficially owned includes 11,173,579 shares issuable upon the exercise of mandatory convertible notes (the “MCNs”). The number of shares into which the MCNs convert is subject to adjustment based on certain anti-dilution conditions of the MCNs.

Sheikh Hamad Bin Jassim Bin Jabr Al-Thani is the Deputy Chairman and Chief Executive Officer of Qatar Investment Authority and in such capacity may be deemed to share beneficial ownership of the 107,829,542 shares of the issuer beneficially owned by Qatar Investment Authority through its subsidiary Qatar Holding LLC, but disclaims such beneficial ownership.
Item 5. Ownership of Five Percent or Less of a Class.
Not Applicable.
Item 6. Ownership of More than Five Percent on Behalf of Another Person.
Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
See Exhibit A.
Item 8. Identification and Classification of Members of the Group.
Not Applicable.
Item 9. Notice of Dissolution of Group.
Not Applicable.

Page 4 of 8 Pages

Item 10. Certifications.
     By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 5 of 8 Pages

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
     Date: February 17, 2009

QATAR INVESTMENT AUTHORITY
By:	/s/ Ahmad Mohd A Y Al-Sayed
	Name:	Ahmad Mohd A Y Al-Sayed
	Title:	Director of Legal Department

Page 6 of 8 Pages

INDEX TO EXHIBITS

Exhibit No.	Description

A.	Item 7 Information

Page 7 of 8 Pages